SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 14, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   April 14, 2005

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2005 and February 29, 2004

Unaudited

Prepared by Management

Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2005 and February 29, 2004

Notice

The accompanying unaudited interim financial statements of Tan Range Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tan Range Exploration Corporation

Consolidated Balance Sheet

As at February 28, 2005 and August 31, 2004

(in Canadian Dollars)

ASSETS	February 2 8 , 200 5	August 31,2004
Current Assets	$	$
Cash and Short Term Deposits	1,049,490	1,067,448
Investments	-	415,201
Accounts and Other Receivables	54,996	61,035
Prepaid Expenses	49,154	521,889
	1,153,640	2,065,573
Mineral Properties and Deferred Exploration Costs (note 3)	19,181,430	19,853,296
Plant and Equipment	994,809	173,504
	21,329,879	22,092,373
LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	169,336	146,672
Interim Loan Facility	213,751	-

Future Income taxes	647,565	647,565

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	43,055,071	42,145,471
Share s ubscriptions r eceived	305,945	-
Deficit	(23,061,789)	(20,847,335)
	20,299,227	21,298,136
	21,329,879	22,092,373

See Accompanying Notes to the Unaudited Consolidated Financial Statements

“James Sinclair”

, Director

“Victoria Luis”

            , Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three and Six Months ended February 28, 2005 and February 29, 2004

(in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2005	2004	2005	2004
	$	$	$	$
EXPENSES
Annual General Meeting	27,584	18,215	30,084	21,216
Depreciation	7,526	13,348	20,070	23,539
Capital Tax	-	-	3,243	-
Consulting and Management Fees	52,035	20,888	82,609	65,761
Insurance	19,977	16,336	37,747	32,153
Membership, Courses & Publications	516	-	516	-
New Property Investigation Costs	33,107	146,258	77,197	374,546
Office and Administration	25,581	21,695	46,051	46,264
Office Rentals	26,284	14,873	36,257	54,313
Press Releases	11,627	2,959	34,211	8,891
Printing and Mailout	22,999	16,349	31,023	16,349
Professional Fees	66,956	35,379	77,342	54,000
Promotion and Shareholder Relations	1,513	3,919	3,140	5,363
Salaries and Benefits	182,956	136,490	329,103	241,591
Telephone and Fax	6,756	7,699	14,192	13,448
Transfer Agent and Listing	16,344	29,207	24,739	41,540
Travel and Accommodation	14,068	4,601	21,093	12,741
Training	18,847	12,032	18,847	12,032
	534,676	500,248	887,464	1,023,747

LESS: EXPENSE RECOVERIES	-	43,809	-	43,809
	534,676	456,439	887,464	979,938
OTHER (INCOME) EXPENSE
Property Write-Off (note 3)	1,238,455	-	1,238,455	-
Gain on sale of short term investments	-	(4,479)	(2,527)	(13,494)
Gain on sale of plant and equipment	(1,122)	-	(1,122)	-
Interest Expense (Income), net	1,637	(12,727)	1,122	(12,961)
Foreign Exchange Loss (Gain)	(3,216)	(76,848)	91,062	(37,202)
	1,235,754	(94,054)	1,326,990	(63,657)

NET LOSS FOR THE PERIOD	1,770,430	362,385	2,214,454	916,281
DEFICIT, BEGINNING OF PERIOD	21,291,359	19,784,867	20,847,335	19,230,971
DEFICIT, END OF PERIOD	23,061,789	20,147,252	23,061,789	20,147,252

Basic and diluted loss per share	($0.021)	($0.004)	($0.027)	($0.011)

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 28, 2005 and February 29, 2004

(in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2005	2004	2005	2004
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(1,770,430)	(362,385)	(2,214,454)	(916,281)
Items not affecting cash:
Write off of Mineral Properties	1,238,455	-	1,238,455	-
Depreciation	7,526	13,348	20,070	23,539

Gain on sale of plant and equipment	(1,122)	-	(1,122)	-
Gain on Sale of Short-term Investments	-	(4,479)	(2,527)	(13,494)
	(525,571)	(353,516)	(959,578)	(906,236)
Change in non-cash working capital items:
Accounts and Other Receivables	(10,966)	(33,472)	6,039	(11,492)
Prepaid Expenses	3,454	3,977	(12,265)	(7,800)
Accounts Payable	(38,560)	(73,617)	22,664	(203,166)
	(571,643)	(456,628)	(943,140)	(1,128,694)

Investing Activities
Mineral properties and deferred exploration, net	(108,636)	50,334	(566,589)	(111,010)
Proceeds on sale of short term investments	-	75,509	417,728	14,586
Plant and Equipment (additions) disposals, net	(107,129)	(31,091)	(141,502)	(43,319)
	(215,765)	94,752	(290,363)	(139,743)

Financing Activities
Share capital issued	275,000	1,435,000	909,600	1,961,300
Share subscriptions received	305,945	-	305,945	-
	580,945	1,435,000	1,215,545	1,961,300
NET INCREASE (DECREASE) IN CASH	(206,463)	1,073,124	(17,958)	692,863
CASH BEGINNING OF PERIOD	1,255,953	1,169,811	1,067,448	1,550,072
CASH END OF PERIOD	1,049,490	2,242,935	1,049,490	2,242,935

Supplemental Information: Plant and equipment acquired by way of Interim loan facility, being a non-cash transaction	213,751	--	213,751	--

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2005 and February 29, 2004

(in Canadian Dollars)

1.

Nature of operations

Tan Range Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2004, except as noted below.

During the three months ended February 28, 2005, the Company acquired a drill rig with a capitalized cost of $781,644.00.  The drill rig has been partially financed by way of a capital lease.  Property under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease.  Amortization has not commenced on drill rig as it has yet to be put in to use.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tan Range Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Six Months Ended February 28, 2005 and

Year Ended August 31, 2004

3 ..

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2002	$7,288,200	$2,498,293	$1,072,516	$2,177,768	$785,565	$1,424,545	$1,330,002	$984,190	$679,869	$311,607	$18,552,555
Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296
Exploration expenditures:
Camp, field supplies and travel	348	6,140	-	-	1,501	-	2,384	-	-	19,003	29,376
Exploration and field overhead	194	156,635	8,904	3,489	53,388	8,824	6,663	4,160	4,225	152,710	399,192
Geological consulting and field wages	(24,782)		10,819	-	-	-	-	-	-	-	(13,963)
Geophysical and geochemical	-	5,533	-	38,786	52,641	35	1,358	612	1,430	122,920	223,315
Property acquisition costs	-	-	16,985		24,658	12,394	-	-	-	128,380	182,417
Parts and equipment	-	4,762	-	-	-	-	-	-	-	10	4,772
Trenching and drilling	-	41,662	-	-	-	-	-	-	-	-	41,662
Option payments received	-	-	-	-	-	(121,261)	-	(24,782)	(154,139)	-	(300,182)
	(24,240)	214,732	36,708	42,275	132,188	(100,008)	10,405	(20,010)	(148,484)	423,023	566,589
Write-offs	(623,466)	-	-	-	-	-	(103,305)	(214,188)	(57,707)	(239,789)	(1,238,455)
Balance, February 28, 2005	$5,917,297	$3,034,353	$1,805,201	$2,831,137	$1,187,051	$1,428,015	$ 497,082	$ 836,991	$ 446,288	$ 1,198,015	$19,181,430

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Six Months Ended February 28, 2005 and February 29, 2004

(in Canadian Dollars)

(Unaudited)

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2004	82,464,037	42,145,471
Issued for cash	743,348	875,000
Issued on exercise of stock options	60,000	34,600
Balance at February 28, 2005	83,267,385	43,055,071

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	1 5,000	$0.51	August 7, 2006
Options	400,000	$0.79	May 3, 2007
Options	50,000	$0.83	June 20, 2007
	465 ,000

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tan Range Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Six months ended February 28, 2005

(In Canadian Dollars)

Overall Performance

As of February 28, 2005  the Company had Current Assets of $1, 153 , 640 as compared to $ 2,065, 573 on August 31 , 200 4 ..  Deferred Exploration Costs amounted to $19 , 181 , 430 which includes $566 , 589 (net) invested during the six months ended February 28, 2005 year and a write-off of $1,238,455. The Company received $300 , 182 from its option partners for reimbursement of fees and as option payments during the six months ended February 28, 2005.  The Capital Assets of the Company have grown from $173,504 as of August 31, 2004 to $994,809 as of February 28, 2005. The increase is primarily due to the acquisition of a drill rig with support vehicle and a new truck.  A portion of the drill rig was financed with an interim loan facility for $213,751.  This interim loan facility will be converted into a capital lease upon entry of the drill into Tanzania.

The Company has financed its operations and investments through the issuance of common shares in the amount of $909 , 600 ( 803,348 shares)  for the six months end ed February 28, 2005. An additional $ 305 , 945 has been received from the Company’s Chairman and CEO, James E, Sinclair, for shares not issued before the end of the quarter. The Chairman has indicated his intention to continue pre payments on his private placement commitment as interest free loans to the C ompany ..

Selected Financial Information

	August 31 2002	August 31 2003	August 31 2004	February 28 2005
Total Revenues	0	0	0	0
Net loss for the period	(1,343,958)	(3,014,778)	(1,616,364)	(2,214,454)
Basic and diluted loss per share	(0.02)	(0.04)	(0.02)	(.027)
Total Assets	20,912,060	21,424,565	22,092,373	21,329,879
Total long term financial liabilities	0	0	0	213,751
Cash dividends declared per share	0	0	0	0

Results of Operations

The operating loss for the six months ended February 28 , 2005 was $2,214,454 compared to $ 916,281 for the comparable period in 200 4.

 The largest component of the loss was a write-off of $1,238,455 for sixteen properties determined to be of no economic interest.  Each project group may contain several licenses.  The determination that one license in the project should be written-off and returned to the ministry does not have positive or negative implications to other licenses within the project.   The nature of the C ompany’s business plan is to seek royalty income and pre-royalty return of expenses income. As a result of this business plan , investors should be prepared for changes in mineral license inventory. The process will include acquisition and condemnation on an ongoing basis.  The Company’s land portfolio now holds 139 licenses.

Subtracting the write-off from the net loss would result in a net loss before write-off of $975,999 for the period ended February 28, 2005 which is comparable to the loss of $916,281 for the six month period ended February 28, 2004. The Company has increased spending on wages from $241,591 for the period ended February 28, 2004 to $329,103 due to an increase in the number of Tanzania employees and to bring Tanzania management salaries to competitive levels.  Legal fees have increased from $54,000 for the period ended February 28, 2004 to $77,342 for the period ended February 28, 2005.  Much of the increase in legal fees can be attributed to fees associated with filing a patent for the biogeochemical process. The heightened expenses are offset by a decrease in spending for new property acquisitions from $374,546 in the period ended February 28, 2004 to $77,197 for the period ended February 28, 2005.

The operating loss for the three months ended February 28, 2005 was $1,770,430 compared to $362,385 for the comparable three month period in 2004.  Subtracting the mineral property write-off of $1,238,455 from the net loss would result in a net loss before write-off of $531,975 for the three months ended February 28, 2005 which compares to the loss of $362,385 for the three months ended February 28, 2004.  Overall expenses were up for this three month period in 2005 versus 2004.  Traditionally this three month period is operationally slow due to the holidays in December.  In anticipation for the arrival of the drill the Tanzanian team returned from the holiday break and began work in the field earlier this year than in 2004.   The Company has increased spending on wages from $136,490 for the three months ended February 28, 2004 to $182,956 due to an increase in the number of Tanzania employees and to bring Tanzania management salaries to competitive levels.  Legal fees have increased from $35,379 for the period ended February 28, 2004 to $66,956 for the three month period ended February 28, 2005.  Much of the increase in legal fees can be attributed to fees associated with filing a patent for the biogeochemical process. The heightened expenses are offset by a decrease in spending for new property acquisitions from $146,258 in the period ended February 28, 2004 to $33,107 for the period ended February 28, 2005.

Summary of Quarterly Results (unaudited)

	2005 February 28	2004 February 29	2004 November 30	2003 November 30	2004 August 31	2003 August 31	2004 May 31	2003 May 31
Total Revenues	$0	$0	$0	$0	$ 0	$ 0	$ 0	$ 0
Net Loss	(1,770,430)	(362,385)	(444,024)	(553,896)	(320,487)	(1,484,551)	(379,596)	(727,367)
Basic and diluted loss per share	$0.021	$0.004	$0.01	$0.01	$0 ..004	$0 ..019	$0 ..005	$0 ..009

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed not to be of economic interest, it results in a condem na tion write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters ending August 2003 and February 2005.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with new property investigations are not deferred but rather are expensed as incurred.

Liquidity and Capital Resources

Because the Company does not currently derive any production revenue from operations but does receive pre - royalty payments as repayment of expenses , its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. Throughout the quarter , the C ompany raised $875 , 000 by issuing 743,348 shares in privately placed tranches with Mr. Sinclair. In addition, another $ 305 , 945 has been received from Mr. Sinclair for shares not issued before the close of the quarter. The Chairman has indicated his intention to continue the procedure of prepayment of the private placement obligation without interest or any other consideration .

As of February 28, 2005 the Company’s working capital position was $770,553 as compared to $ 1,918,901 on August 31, 200 4 ..  The Company has secured an Interim Loan Financing which is to be converted into a Capital Lease once the drill rig is accepted into Tanzania.  This Interim Loan Financing has caused working capital to be reduced by $213,751.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance license , the Company is required to carry out a minimum amount of exploration work before a mining license can be granted for further development. There are no set work requirements to keep the concessions in good standing ..  A prospecting license is issued for a period of up to three years and is renewable two times for a period up to two years each.  At each renewal at least 50% of the area is relinquished.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

Off-Balance Sheet Arrangements

There are no o ff- b alance sheet arrangements.

Transactions with Related parties

During the period ended February 28, 2005, $4 , 44 5 was paid or payable by the Company to existing directors . Directors were paid $44 , 236 in fees. The Company expects to continue paying directors and officers consulting and directing fees at a similar level.  Also during the period, $35,001 was paid to the law firm of a director of the Company for legal fees incurred with respect to various matters on behalf of the Company.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the February 25, 2005 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the determination of impairment and write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 83,267,385 common shares outstanding. In addition, there were 465,000 director and employee stock options outstanding at an average weighted price of $0.785 . The Company had no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and interim loan facility.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Exploration Summary

Gold Exploration

Exploration activities during the report period focused on two commodities, gold and diamonds.  Of particular significance was the Reverse Circulation (RC) drilling program on the Company’s Luhala Project from which significant gold values were reported. An intensive follow-up program is planned for Luhala in 2005.

The shallow, 14-hole drill program at Luhala completed in September 2004 was designed to validate a new structural model for a large surface gold-in-soil geochemical anomaly that was identified earlier on the property. This model is similar to that used at AngloGold Ashanti's 4.3 million ounce (proven)

Geita deposit where low angle reverse faulting appears to be the dominant control for gold mineralization.

In total, three individual target areas were tested, with several holes terminating in economically significant gold mineralization. Deeper testing of the various drill targets, including the holes that bottomed in gold mineralization, was precluded by the limited depth capacity and mechanical availability of the drill rig. Among the more significant intercepts reported in the program were: 40 metres grading 2.4 g/ton gold in the Kisunge West Zone; 8 metres averaging 4.48 g/t gold in the Kisunge Central Zone; and 4 metres grading 3.3 g/t gold in the Kisunge East Zone.

In preparation for the 2005 drill program on the Luhala Project, all RAB, RC, DDH holes and trenches were re-logged, areas with complex geology were ground-proofed and a geological interpretation map was produced. Drill roads and pads have been prepared for approximately 4,000 metres of drilling (50 holes).

A sampling program was initiated in late 2004 on the Kibara Project in the Nyakona Hill area where several gold anomalies were previously recognized in a regional sampling program. A total of 12 grab samples, mostly surface float, were submitted for analysis, some of which showed visual signs of copper mineralization. The samples returned impressive values for gold and copper including 3.4 g/t gold and 6.6% copper; 3.33 g/t gold and 18.15% copper; 3.27 g/t gold and 5.7% copper; 2.8 g/t gold and 17.15% copper; 2.2 g/t gold; and 1.45 g/t gold and 1.25% copper.

The gold occurrence on Nyakona Hill appears to be structurally-hosted, while the copper-gold association is similar to that of Barrick's Bulyanhulu mine and the Chocolate Reef deposit, both of which are located in the Lake Victoria greenstone belt.

In September 2004, four trenches were excavated on a large regional soil anomaly on the Manghongo prospecting license in the Shinyanga Project Area; this anomaly is some four kilometres long by one kilometre wide and is open to the west where it disappears under overburden. One of the trenches intersected an alternating sequence of metabasalt and metadiorite with a strong foliation and quartz veining along the contact zones. The trench was subsequently re-sampled and returned several good grade gold intersections including: 10.3 g/t gold over a 15 cm quartz vein; 10.3 g/t gold over an 8 cm quartz vein and 1.02 g/t gold over 0.5 m in basalt.

In November 2004 Barrick Gold returned the Itetemia and Katente mineral licenses to the Company both of which are situated in the Lake Victoria gold district. Barrick asserted that the gold resources at Itetemia were incompatible with the milling process at its nearby Bulyanhulu process plant, intimating that the resources would likely require development on a stand-alone basis.

Diamond Exploration

Stream sediment sampling and auger drilling programs carried out in the fall of 2004 returned diamond indicator minerals from several properties that will be the subject of follow-up work during the 2005 exploration period.

In February 2005 heavy mineral analysis of sample material from the Kanegele project area returned mostly ilmenite diamond indicator minerals. In total, 15 ilmenite grains were picked from one sample site, the highest number collected from a single sampling point to date. The grains appear to be associated with nearby magnetic targets which should simplify follow-up work.

Drilling Rig

Construction of the Company’s new drill rig was completed by the South African manufacturer and the unit was tested and approved for use prior to shipping to Tanzania.  As of this date, the drill rig is at the Tanzania border and expected to arrive in Mwanza shortly.

New Royalty Agreements

In September 2004 the Company closed Royalty Agreements with Northern Mining Explorations ("Explorations Minières du Nord" or "MDN") on three prospecting licenses in the Lake Victoria Goldfields comprising an area of approximately 70 square kilometres. This agreement represents an extension of the previously announced royalty agreements with MDN covering eight prospecting licenses (696 square kilometers) in the Tulawaka area of Tanzania.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com .

April 12, 2005

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, James E. Sinclair, Chairman and CEO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the interim period ending February 28, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 12, 2005

“James E. Sinclair”

James E. Sinclair, Chairman & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Victoria M. Luis, Director and CFO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the interim period ending February 28, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 13, 2005

“Victoria M. Luis”

Victoria M. Luis, Director & CFO